SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: May 13, 2016

List of materials

Documents attached hereto:

i) Press release announcing Status of Sony Group Business Operations Affected by 2016 Kumamoto Earthquakes (Fourth Update)

News & Information	Sony Corporation 1-7-1 Konan, Minato-ku, Tokyo

No. 16-049E
May 13, 2016

Status of Sony Group Business Operations Affected by 2016 Kumamoto Earthquakes
(Fourth Update)

The status of Sony Group business operations affected by the earthquake of April 14, 2016 and subsequent earthquakes in the Kumamoto region, as of today, is as follows:

・
Operations at Sony Semiconductor Manufacturing Corporation's Kumamoto Technology Center (located in Kikuchi Gun, Kumamoto Prefecture), which is the primary manufacturing site of image sensors for digital cameras and security cameras as well as micro-display devices, had been suspended due to the impact of the earthquakes.  However, as of May 9, 2016, testing operations, which are one of the back-end processes carried out on the upper layer of the building, have resumed and other back-end processes, such as assembly, are also expected to restart sequentially beginning May 17, 2016.

・	Wafer processing operations located on the lower layer of the building are expected to restart sequentially beginning May 21, 2016.
・
Although there was a delay in the supply of components to Sony from certain third-party suppliers that also have manufacturing facilities in the Kumamoto region, inventory adjustments have been made and a timeframe for regaining supply levels is now in place, so no material impact is anticipated on Sony’s business operations.

Based on the above, the effect of the Kumamoto earthquakes on business operations within the Mobile Communications, Game & Network Services and Home Entertainment & Sound segments is not anticipated to have a material impact on Sony’s consolidated results.

On the other hand, regarding the Devices and Imaging Products & Solutions segments, the impact on Sony’s consolidated results due to the effect of the earthquakes, including from opportunity losses, as well as expenses for recovery and reinforcement work, continues to be evaluated.

Sony is scheduled to announce on May 24, 2016 its consolidated results forecast for the fiscal year ending March 31, 2017, as well as its forecasts for the Mobile Communications, Game & Network Services, Imaging Products & Solutions, Home Entertainment & Sound and Devices segments for the fiscal year ending March 31, 2017.

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